[GLOBAL PHARMATECH, INC. LOGO]                    Global Pharmatech, Inc.
                                                  509 Maoxiang Street
                                                  High-Tech Development Area
                                                  Changchun, Jilin 130012
                                                  China
                                                  Tel: +86 431 85541826
                                                  Fax: +86 431 85541869
                                                  Web: www.global-pharmatech.com
--------------------------------------------------------------------------------

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

November 30, 2007

RE: Global Pharmatech, Inc. Form 10-QSB for June 30. File No. 333-67884

Dear. Mr. Rosenberg:

This letter responds to your letter sent on November 21, 2007. Following is our response to your comments. In addition, changes made to the June 30, 2007 Form 10-QSB in response to your first letter of comments and included in Form 10-QSB/A filed on November 19, 2007 have been reflected to the Form 10-QSB for the quarter ended September 30, 2007.

COMMENT 1: THE LAST SENTENCE IN YOUR RESPONSE TO COMMENT TWO STATES THAT YOU HAVE REVISED THE CASH FLOW STATEMENT. WE DID NOT SEE THE CHANGE. PLEASE REVISE THE STATEMENT AS NECESSARY OR ADVISE.

RESPONSE: We have already revised the cash flow statement. In the cash flow statement, there is a line for `Net Cash Used by Discontinued Investing Activities Including Proceeds from Sale of Subsidiary'.

COMMENT 2: COMMENT 3 WAS DIRECTED AT ALL OTHER LOANS RECEIVABLE NOT THE RECEIVABLE DISCUSSED IN COMMENT 2. ACCORDINGLY, WE REPEAT THAT COMMENT. INDICATE IN THE NOTES THE ORIGINATION DATE AND ORIGINAL DUE DATE OF ALL LOANS RECEIVABLE EXPLAINING WHY CLASSIFICATION AS CURRENT IS APPROPRIATE. INDICATE WHERE CASH FLOWS RELATED TO THESE LOANS ARE CLASSIFIED ON THE STATEMENT OF CASH FLOWS.

RESPONSE: Other than 1.2 million receivable due to sale of YCT, other receivables and prepayment consists principally of short term advances made to customers, suppliers and other entities which the Company has or expects to conduct business. Therefore, these are considered as current assets. In the Cash Flows, it is included in change in other receivable and prepayments.

COMMENT 3: PLEASE PROVIDE US ACKNOWLEDGMENT OF THE STATEMENT DESCRIBED BELOW.

RESPONSE: Please see the acknowledgment below.

We acknowledge that:

     * We are responsible for the adequacy and accuracy of the disclosure in the filings;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[GLOBAL PHARMATECH, INC. LOGO]                    Global Pharmatech, Inc.
                                                  509 Maoxiang Street
                                                  High-Tech Development Area
                                                  Changchun, Jilin 130012
                                                  China
                                                  Tel: +86 431 85541826
                                                  Fax: +86 431 85541869
                                                  Web: www.global-pharmatech.com
--------------------------------------------------------------------------------


We have also filed this letter on EDGAR as instructed in your letter. Please feel free to contact us should you have any other questions. Thank you.

Best regards,


/s/ Zhuojun Li
--------------------------
Zhuojun Li, Secretary
Global Pharmatech, Inc.